FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



COLT Telecom Group plc ("COLT" or "the Company")

Update on termination of US SEC registration

COLT announced on 10 May 2006 that it is in the process of requiring US Holders with fewer than 20,000 Ordinary Shares (equivalent to 5,000 ADRs) to dispose of their holding, in order to reduce the number of US Holders to permit the Company to terminate the registration of its Ordinary Shares with the US Securities and Exchange Commission ("SEC"). The Company today, (18 May 2006), confirms that sale notices have been despatched to US Holders. The sale notices despatched to certain US Holders require such US Holders either to dispose of their shares to a non-US Holder and provide confirmation of such disposal or require the holder to provide a declaration together with supporting evidence confirming that the shares to which the notice relate are not Relevant Shares for the purposes of the Company's articles of association (the "Articles").

COLT originally announced on 23 February 2006 its intention to terminate its American Depositary Receipt ("ADR") programme, de-list from the NASDAQ and thereafter terminate its registration with the SEC.

The Company held an Extraordinary General Meeting on 30 March 2006 to approve an amendment to its Articles, allowing the Company to restrict the number of US Holders. As announced by the Company on 30 March 2006, the amendment was approved by 99.9% of the votes cast. The Company further announced on 30 March 2006 its intention to terminate its ADR programme and voluntarily de-list from

NASDAQ effective at close of business on 10 May 2006.
In order to terminate its US registration, COLT is required to certify to the SEC that it has fewer than 300 US Holders. The Company has therefore invoked the power contained in the amended Articles and by despatching the sale notices is requiring US Holders with fewer than 20,000 Ordinary Shares (equivalent to 5,000
ADRs) to dispose of their holding. The Company will instruct its brokers to dispose of any such holdings that remain after 9 June 2006. Thereafter, the Company intends to file with the SEC to terminate the US registration of its Ordinary Shares.

In order to avoid resumption of US reporting following the termination of COLT's US registration, the Company is required to maintain the number of US Holders below 300. In order to achieve this requirement, the Company (or its proposed holding company, COLT Telecom Group S.A.) intends to monitor the number of US Holders in the future and may require US Holders below a certain threshold shareholding to dispose of their shares in the future. The threshold will be set from time to time, at the discretion of the directors, to achieve the objective of keeping the number of US Holders below 300.

For further information regarding this press release please contact the Company as detailed below.

Definitions:

"Relevant Shares" means shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares or any other securities) which are held by US Holders;

"US Holder" means (i) persons resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American Depository Shares) in any manner described in Rule 12g 3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through a nominee) and
(ii) persons who appear, at any time, to the directors to fall within sub-paragraph (i) of this definition of US Holder; and

"US" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

For further information:

US shareholder helpline: 1-866-753-7987 (if calling from the US) or 0800 288 9409 (if calling from the UK) or +44 (0) 20 8782 3690 (if calling from outside the US or the UK).

Luke Glass
COLT
luke.glass@colt.net
+44 (0)20 7390 3681

Gill Maclean
COLT
gill.maclean@colt.net
+44 (0)20 7863 5314

COLT's website: www.colt.net



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 18 May, 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary